File No.  70-10056

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------
                                 Amendment No. 1

                                       To

                                    Form U-1

                          Application-Declaration Under

                 The Public Utility Holding Company Act of 1935
--------------------------------------------------------------------------------

                                   Enron Corp.
                                1400 Smith Street
                            Houston, Texas 77002-7361

                   (Name of company filing this statement and
                    address of principal executive offices)
--------------------------------------------------------------------------------

                                      None
 (Name of top registered holding company parent of each applicant or declarant)
--------------------------------------------------------------------------------

                                   Enron Corp.
                            Attn: Corporate Secretary
                                1400 Smith Street
                            Houston, Texas 77002-7361

                   (Names and addresses of agents for service)

                    The Commission is also requested to send
                         copies of any communications in
                         connection with this matter to:

                                 William S. Lamb
                                Sonia C. Mendonca
                       LeBoeuf, Lamb, Greene & MacRae, LLP
                              125 West 55th Street
                             New York, NY 10019-5389

     This pre-effective Amendment No. 1 replaces and revises Items 1 and 3.B of the Form U-1 Application in this proceeding originally filed in File No. 70-10056 on February 28, 2002.

Item 1.  Description of Proposed Transaction

     Enron Corp., an Oregon corporation ("Enron"), is seeking an order of the United States Securities and Exchange Commission ("Commission") finding that Enron and its subsidiaries, as such, are exempt from all provisions of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"), other than
Section 9(a)(2), pursuant to Section 3(a)(1) of the Act.

     Enron is a public utility holding company within the meaning of the 1935 Act, by reason of its ownership of all of the outstanding voting securities of Portland General Electric Company ("Portland General"), an Oregon public utility company. Enron has traditionally claimed exemption from the Act under Rule 2 by filing Form U-3A-2./1 Enron now seeks an order of exemption under Section 3(a)(1) of the Act, rather than exemption by operation of Rule 2.

     Enron's current approach is due to the disruption caused to its business and financial affairs resulting from Enron's recent bankruptcy. On December 2, 2001, Enron filed a voluntary petition for reorganization under Chapter 11 of the bankruptcy code in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"). The events precipitating Enron's bankruptcy are more fully described in a number of filings with the Commission, including Current Reports on Form 8-K filed with the Commission on February 7 and 12, 2002, December 17 and November 8, 2001, and Enron's Quarterly Report on Form 10-Q filed with the Commission on November 19, 2001, SEC File No. 1-13159. As a consequence of the bankruptcy, the loss of a substantial portion of its staff, and the dismissal of its auditor Arthur Andersen LLP, Enron is presently unable to collect and produce the information required by Form U-3A-2, including the consolidating financial statements of Enron and its subsidiaries for the year ended December 31, 2001. Accordingly, a timely filing of a complete Form U-3A-2 submission is not possible at this time.

     As explained in a November 8, 2001, Current Report on Form 8-K filed by Enron with the Commission, SEC File No. 1-13159, Enron's consolidated financial statements for the fiscal years ended December 31, 1997 through 2000 and for the first and second quarters of 2001, as well as the audit reports covering the year-end financial statements for 1997 through 2000, should not be relied upon.

     Enron's Current Report on Form 8-K, dated April 22, 2002, SEC File No. 1-13159, states further that Enron does not have an independent auditor and does not intend to provide audited financial statements for the fiscal year ended December 31, 2001. Additionally, because the Examiner/2 appointed by the Bankruptcy Court will be performing a comprehensive review of

--------------
1 See Enron's Form U-3A-2, filed on May 31, 2001, SEC File No. 069-00417.

2 The Court has ordered the appointment of an examiner of Enron (the "Examiner") who is charged to investigate, among other things, all transactions involving special purpose vehicles, transactions that are not reflected on Enron's prior reported balance sheets, transactions that involve hedging of Enron's common stock and any other transactions as to which the Examiner has a reasonable belief are reflected, reported or omitted in Enron's prior reported financial information not in accordance with generally accepted accounting principles.

certain prior period transactions, Enron has no present intention of providing unaudited financial statements for the year ended December 31, 2001. It also is unclear whether it is the best use of Enron's resources in light of the fiduciary relationship to creditors or relevant to Enron's future ability to reorganize successfully under the bankruptcy laws to ever provide unaudited or audited financial statements for the fiscal year ended December 31, 2001. As stated in Enron's Current Report on Form 8-K filed with the SEC on February 12, 2002, SEC File No. 1-13159, Enron believes that its existing equity has and will have no value and that any Chapter 11 plan confirmed by the Bankruptcy Court will not provide Enron's existing equity with any interest in the reorganized debtor. At such time as audited financial statements for Enron subsequent to the fiscal year ended December 31, 2001 may be available, they will be included in this filing by amendment.

     In a filing on Form U-1 dated April 14, 2000, Enron filed an Application-Declaration in SEC File No. 070-09661 ("April 2000 Application"). The April 2000 Application requested an exemption from all provisions of the Act, other than Section 9(a)(2), under Sections 3(a)(3) and 3(a)(5). At that time, Enron contemplated selling Portland General to Sierra Pacific Resources. In light of difficulties that Sierra Pacific Resources was facing in obtaining necessary regulatory approvals, Enron and Sierra Pacific Resources announced the termination of the purchase agreement on April 26, 2001. On October 5, 2001, Enron entered into an agreement with Northwest Natural Gas Company ("NW Natural") and a newly formed holding company, Northwest Energy Company, for the sale of Portland General for $1.9 billion, comprised of $1.55 billion in cash, $200 million in preferred stock of the new holding company and common stock purchase units, $50 million in common stock of the new holding company and the assumption of Enron's $75 million balance on its customer benefits obligation, which was stipulated in its 1996 agreement to purchase Portland General. Portland General would retain its approximately $1.1 billion in existing debt and preferred stock. On May 17, 2002, Enron and NW Natural executed an agreement to mutually terminate the stock purchase agreement for Portland General. The termination will be subject to the approval of the Bankruptcy Court and the consent of Enron's debtor-in-possession lenders.

     The filing of the present application for exemption under Section 3(a)(1) is in place of a filing on Form U-3A-2. This application does not supplant or withdraw the April 2000 Application.

A.   Background

     1.   Enron Corp.

     As noted above, Enron is a public utility holding company within the meaning of the 1935 Act, by reason of its ownership of all of the outstanding voting securities of Portland General. In addition to its interest in Portland General, more fully discussed below, Enron's businesses include the following non-utility operations.

     (a) Before Enron's bankruptcy filing, described above, Enron's wholesale services business ("Wholesale Services") was comprised of two segments:
Americas, and Europe and Other Commodity Markets. The Americas segment consisted of Enron's gas and power market-making operations and merchant energy activities in North and South America. The Europe and

Other Commodity Markets segment included Enron's European gas and power operations and Enron's other commodity trading businesses, such as metals, coal, crude oil and natural gas liquids, weather-related derivatives, forest products, steel and telecommunications capacity (broadband). On November 29, 2001, the majority of Enron's UK entities were declared insolvent and put under the control of a court-appointed administrator. Enron no longer controls these entities. On February 8, 2002, Enron completed the sale to UBS Warburg, a unit of UBS AG, of elements of its former natural gas and power trading businesses (excluding existing trading contracts, which were retained). Wholesale Services is currently maximizing and protecting the value of its existing trading contracts and assets until such positions can be liquidated. Enron's trading business, as such, ceased operations at the time of the bankruptcy filing, and has since remained inactive, except only to the extent that Enron buys or sells physical commodities as necessary to maintain the value of certain contracts and assets. Enron is in the process of liquidating its telecommunication-capacity assets and operations.

     (b) Before Enron's bankruptcy filing, described above, Enron's retail services business ("Retail Services") (which also filed for bankruptcy protection on December 2, 2001) extended Enron's energy expertise and capabilities to end-use retail customers in the industrial and commercial business sectors to manage their energy requirements and reduce their total energy costs. Retail Services sold or managed the delivery of natural gas, electricity, and other commodities to industrial and commercial customers located in North America and Europe. Retail Services also provided full energy management services, which included the management of commodity delivery, energy information and energy assets, and price risk management activities. Retail Services is currently winding down its business operations in bankruptcy and will continue to service certain customers as described above during the wind-down period.

     (c) Enron's natural gas pipelines business segment includes Enron's interstate natural gas pipelines, primarily Transwestern Pipeline Company, Enron's 50% interest in Florida Gas Transmission Company and Enron's interests in Northern Border Partners, L.P./3 Enron also owns an interest in EOTT Energy Partners, L.P., which transports oil and natural gas liquids.

     (d) Another business segment includes energy-related assets that are not part of Enron's wholesale or retail energy operations. Major assets of this segment include Elektro, an electric utility in Brazil, and SK-Enron, a gas distribution company in South Korea,/4 both of which are foreign utility companies ("FUCOs"); natural gas pipelines in South America, also owned by FUCO subsidiaries of Enron; Enron Wind Corp., which owns and manages wind-generated power projects;/5 and Enron's investment in Azurix Corp. ("Azurix"), a water and wastewater services provider with main operations currently in Argentina and Mexico./6

--------------
3 Effective February 1, 2002, Enron transferred to Dynegy Inc. ("Dynegy") Enron's ownership of Northern Natural Gas Company, an interstate natural gas transportation company. Enron has the option to repurchase Northern Natural Gas Company from Dynegy no later than June 30, 2002.

4 On February 1, 2002, a subsidiary of Enron entered into an agreement with Tractebel LNG Ltd. to sell Enron's 50% interest in SK-Enron. This transaction is subject to standard closing conditions and the approval of the Bankruptcy Court. The 50% Korean joint venture partner, SK Corporation, has a right of first refusal to acquire Enron's interest. Under current circumstances, it is doubtful that Enron will close this agreement.

5 In December 2001, Enron Wind Corp. sold to American Electric Power Company, Inc. all of Enron Wind's equity interest in the Indian Mesa I and Clearsky Wind Power Projects located in west Texas. The Indian Mesa I Wind Power Project is a
25.5 MW wind power project, comprised of 17 EW 1.5 MW wind turbines, and the Clearsky Wind Power Project is a 135 MW wind power project comprised of 90 EW
1.5 MW wind turbines. In February 2002, Enron Wind Corp. and certain of its subsidiaries entered into an agreement with General Electric Company, pursuant to which General Electric Company agreed to purchase substantially all of the manufacturing, commercial, and operation and maintenance assets of Enron Wind Corp. and its subsidiaries. This transaction was approved by the Bankruptcy Court and closed on May 10, 2002.

6 In 2001, Azurix sold its North American businesses. During that year, Azurix also entered into contracts for the sale of its Mexican businesses, and is currently working to satisfy closing conditions. The sale of Azurix's largest asset, Wessex Water Ltd., which owns a water supply and wastewater services company in the United Kingdom, closed on May 21, 2002.

     (e) The overall corporate activities of Enron, as well as its investments in other lines of business, such as oil and gas exploration and production, including Enron's investment in Mariner Energy LLC,/7 are included in the Corporate and Other businesses segment.

     For some period of months, Enron has been reviewing its portfolio of assets and has endeavored to sell from time to time various assets including, without limitation, those whose completed or pending sales are described in this application. On May 3, 2002, Enron presented a process to its Unsecured Creditors Committee to maximize recoveries through the exploration of a variety of alternatives for moving certain of the company's physical gas and power assets out from under its Chapter 11 case to form a new energy infrastructure business focused on the transportation, distribution, generation and production of natural gas and electricity primarily in North, Central and South America. The presentation included Portland General as one of the energy assets.

     While there can be no assurance as to the timing or outcome of these efforts, Enron currently hopes to have the process completed by the end of 2002. The description in this application of Enron's businesses is qualified in its entirety by reference to the process described above as it may develop in the future with the participation of the Unsecured Creditors Committee and the Bankruptcy Court.

     2.   Portland General Electric Company

     Portland General is Enron's only public utility subsidiary company. Portland General was incorporated in Oregon in 1930, and is an electric utility engaged in the generation, purchase, transmission, distribution, and sale of electricity in the State of Oregon. The utility's Oregon service area is 3,150 square miles, including 51 incorporated cities, of which Portland and Salem are the largest, within a state-approved service area allocation of 4,095 square miles. As of December 31, 2001, Portland General served approximately 736,000 customers. Portland General also sells electric energy at wholesale to electric utilities located in other states. The utility does not sell electricity at retail outside Oregon.

     To meet its energy needs, Portland General relies upon its existing base of generating resources, long-term power contracts, and short-term purchases that together provide flexibility to respond to consumption changes and Oregon's restructuring law (SB 1149). SB 1149 provides all non-residential customers of investor-owned Oregon utilities direct access to

--------------
7 On February 14, 2002, Enron completed the sale to a subsidiary of BG Group plc of Enron's subsidiary Enron Oil & Gas India Ltd., which conducts oil and gas operations in India.

competing energy suppliers. Residential and small business customers can purchase electricity from a "portfolio" of rate options that include a basic service rate, a time of use rate, and renewable resource rates. Portland General's existing hydroelectric, coal-fired, and gas-fired plants provide 1,909 MW of generating capacity. The majority of Portland General's generating plants are solely owned by Portland General. Three plants, Colstrip, Boardman and the Pelton/Round Butte hydroelectric project, are held as tenants in common. Consequently, Portland General has no public utility subsidiary companies.

         Portland General owns wholly or jointly the following generating facilities:

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                                  Net Capability Owned   Percent of Company's
          Name                  Location                  (MW)                 Interest                 Fuel
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
    Wholly Owned
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Faraday                   Estacada, OR                     44                    100%                   Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
North Fork                Estacada, OR                     58                    100%                   Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Oak Grove                 Three Lynx, OR                   44                    100%                   Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
River Mill                Estacada, OR                     25                    100%                   Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Bull Run                  Bull Run, OR                     22                    100%                   Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Sullivan                  West Linn, OR                    16                    100%                   Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Beaver                    Clatskanie, OR                  524                    100%                Gas or Oil
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Coyote Springs            Boardman, OR                    245                    100%                Gas or Oil
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
    Jointly Owned
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Pelton                    Madras, OR                       73              66.66% of 110 MW             Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Round Butte               Madras, OR                      200              66.66% of 300 MW             Hydro
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Boardman                  Boardman, OR                    362                65% of 557 MW              Coal
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Colstrip 3 & 4            Colstrip, MT                    296               20% of 1,480 MW             Coal
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Total Capacity Owned                                     1,909
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


     Company-owned generation met approximately 61% of Portland General's retail load during 2001. To make up the difference, Portland General purchases electric energy from public utility districts located in Washington and from nonassociated utilities in Oregon and other western states and Canada. Portland General also purchases surplus electric energy from the Bonneville Power Administration ("BPA"), a federal agency that markets electric energy generated by federal hydroelectric dams located on the Columbia River in Oregon and Washington.

     Portland General has transmission lines for the delivery of electricity from its plants located in Oregon to its service territory or to the Northwest grid. Electric energy from plants located in other states is delivered to Portland General over the Northwest grid. Portland General owns 20% of the Pacific Northwest Intertie, a 4,800 MW transmission facility between John Day, in Northern Oregon, and Malin, in Southern Oregon near the California border. This line is used primarily for interstate sales and purchases of electric energy among BPA, utilities in the Pacific Northwest, including Portland General, and California utilities.

     Portland General's transmission system connects winter-peaking utilities in the Northwest and Canada, which have access to low-cost hydroelectric generation, with summer-peaking wholesale customers in California and the Southwest, which have higher-cost fossil fuel generation. Portland General has used this system to purchase and sell in both markets depending upon the relative price and availability of power, water conditions, and seasonal demand from each market. The utility participates in the wholesale marketplace to balance its supply of power to meet the needs of its retail customers, manage price risk, and administer its current long-term wholesale contracts. In addition, Portland General engages in trading activities to take advantage of price movements in electricity and natural gas.

     Portland General also has a 79% ownership interest in a 20 inch diameter natural gas pipeline that runs approximately 18 miles from its Beaver generating plant, located in Clatskanie, Oregon, to Cowlitz County, Washington, where it interconnects with the interstate gas distribution system of Northwest Pipeline Company. The utility does not distribute gas at retail. Its sales of gas are limited to re-marketing at wholesale natural gas and transmission capacity in excess of the needs of Portland General's generating plants.

     The following table summarizes Portland General's operating revenues and energy sales for the years ended December 31:


                                                          2001                2000                1999
    Operating Revenues (Millions)

        Residential                                              $475                 $448              $438

        Commercial*                                               424                  388               367

        Industrial                                                222                  208               173
                                                   ------------------- -------------------- -----------------

           Tariff Revenues                                      1,121                1,044               978

           Accrued (Collected) Revenues                          (31)                   14                26
                                                   ------------------- -------------------- -----------------

        Total Retail                                            1,090                1,058             1,004

        Wholesale                                               1,929                1,171               355

        Other                                                      28                   24                19

           Total Operating Revenues                             3,047                2,253             1,378
                                                   =================== ==================== =================


    Megawatt-Hours Sold (Thousands)

        Residential                                             7,080                7,433             7,404

        Commercial *                                            7,285                7,527             7,392

        Industrial                                              4,675                4,912             4,463
                                                   ------------------- -------------------- -----------------

           Total Retail                                        19,040               19,872            19,259

           Wholesale                                           13,626               18,548            12,612
                                                   ------------------- -------------------- -----------------

                  Total MWh Sold                               32,666               38,420            31,871
                                                   =================== ==================== =================

         (*) Includes public street lighting.

     As the table indicates, Portland General derives revenues from wholesale sales of electricity. Such sales take place within Oregon and interstate and include sales of energy generated by Portland General's generating plants and the resale of energy purchased from nonaffiliates in connection with the trading activities discussed above.

     The table below shows the division of wholesale electricity sales volume on an intrastate and interstate basis for the years 2001-1999.


        Point of Delivery                    2001                      2000                     1999

                                   MWh           $ (000's)    MWh         $ (000's)    MWh         $ (000's)
                                    (000's)                    (000's)                  (000's)
Intrastate

    California-Oregon Border            3,370        405,858      6,451       360,332      5,724      170,841

    Nevada-Oregon Border                  220         11,304        347        20,105        388       10,555

    To Oregon Utilities within            906        124,031        659        53,580        923       18,737
    Oregon
                                   ----------- -------------- ---------- ------------- ---------- ------------

                         Subtotal       4,496        541,193      7,457       434,017      7,034      200,133

Interstate

    Garrison (Montana)                    310         36,251        817        89,335        329        8,844

    NP 15 (California)                      -              -        348        33,262          -            -

    Idaho Power System (Idaho)             27          2,774         23         2,336         26          545

    Mid-Columbia (Washington)           7,986      1,194,497      9,810       608,337      4,446      117,290

    Palo Verde (California)               807        154,521         94         3,612        777       28,481
                                   ----------- -------------- ---------- ------------- ---------- ------------

                         Subtotal       9,130      1,388,043     11,091       736,882      5,578      155,160

                            Total      13,626      1,929,236     18,548     1,170,899     12,612      355,293
                                   =========== ============== ========== ============= ========== ============


     Enron's statement on Form U-3A-2 for the year 2000 (filed May 31, 2001) noted that 17,247,930,000 KWh of electric energy was distributed by Portland General at wholesale outside the state in which it was organized or at the state line. In particular, the Form U-3A-2 stated that "delivery of electric energy is primarily at the Malin substation in Southern Oregon with ultimate use in California." This statement was in error. The table above indicates that in 2000, the electric energy distributed at wholesale outside Oregon and at the Oregon state line was primarily delivered at the Mid-Columbia trading hub.

     Portland General relies on wholesale market purchases within the Western Systems Coordinating Council ("WSCC") in conjunction with its base of generating resources to supply its resource needs and maintain system reliability. During the last few years, the area covered by WSCC has become a dynamic marketplace for the trading of electricity. This area, which extends from Canada to Mexico and includes 14 western states, has great diversity in climate, and peak loads occur at different times of the year in the different regions within the WSCC area. Energy loads in the Southwest peak in summer due to air conditioning while northern loads peak during winter heating months. During 2001, Portland General's peak load was 3,512 MW, of which 36% was met through short-term purchases. The table below indicates Portland General's total system load (including both retail and wholesale) for the last two years. It illustrates the importance of the wholesale power markets in providing the power to satisfy the demands of Portland General's customers. It is clear from a comparison of the table below with the one above, that power sales at wholesale by Portland General are less than its power purchases and that Portland General is a net buyer of power in the wholesale markets. For example, in 2000, firm and spot market purchases totaled 28,307,000 MWh, while sales at wholesale totaled 18,548,000 MWh. Indeed, interstate wholesale sales in 2000 (11,091,000 MWh) amounted to only 39% of all wholesale purchases and only 28% of Portland General's total send-out, the sum of its owned generation and power purchases. Similar observations can be made about 2001.

        --------------------- -------------------------------------------------
                                              MWh (thousands)
        --------------------- -------------------------------------------------
                                         2001                      2000
        --------------------- -------------------------- -----------------------
        Generation                               12,331                  11,430
        --------------------- -------------------------- -----------------------
        Firm Purchases                           19,433                  25,049
        --------------------- -------------------------- -----------------------
        Spot Purchases                            2,138                   3,258
        --------------------- -------------------------- -----------------------
        Total Send-Out                           33,902                  39,737
        --------------------- -------------------------- -----------------------


     Portland General is subject to regulation of its retail rates and conditions of service by the Oregon Public Utility Commission ("OPUC"). In addition, the OPUC regulates the issuance of securities and prescribes the system of accounts to be kept by Oregon utilities. Portland General is restricted, without prior OPUC approval, from making dividend distributions to Enron that would reduce Portland General's common equity capital below 48% of total capitalization. Portland General is also subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") with regard to the transmission and sale of wholesale electric energy, licensing of hydroelectric projects and certain other matters. Portland General is decommissioning its Trojan nuclear generating facility, and related activities are subject to regulation by the Nuclear Regulatory Commission and the Oregon Department of Energy.

     A comparison of Enron and Portland General historical financial information, including revenues, income and assets, will be provided by amendment when audited financial information is available.

B.   Conclusion

     To summarize, Portland General is Enron's only public utility subsidiary company. Portland General is intrastate in character because it carries on its business predominantly in

Oregon. Both Portland General and Enron are organized in Oregon. Accordingly, Enron requests an order of the Commission under Section 3(a)(1) of the Act finding Enron and each of its subsidiaries, as such, exempt from all the provisions of the Act, except Section 9(a)(2).



Item 2.  Applicable Statutory Provisions

                                    * * * * *

A.   Legal Analysis

     1.   Introduction

     This application demonstrates that Enron and its only public utility subsidiary company, Portland General, are predominantly intrastate in character and carry on their utility business substantially in a single state, namely, Oregon, in which Enron and Portland General are organized. All of Portland General's service territory and retail customers are located in Oregon. Its electric distribution system and transmission lines are located entirely in Oregon. In addition, the substantial majority of the utility's generating facilities also are located in Oregon. The only exception is Portland General's ownership interest in the Colstrip 3 and 4 generating units, located in Montana, which represent just 15.5% of total owned generating capacity.

     Portland General buys and sells electricity in the wholesale intrastate energy markets. It would be inappropriate to view just the sales in interstate commerce in isolation to determine whether Portland General is predominantly intrastate in character given the evolution of the wholesale energy markets in recent years. Today, all utilities must participate as buyers and sellers in the wholesale energy markets to appropriately manage their power supplies. The relevant factor in establishing Portland General's intrastate character is that Portland General is a net buyer of wholesale power in interstate commerce to satisfy system loads. Its activity in the wholesale markets, therefore, is directly related to and in furtherance of its predominantly intrastate utility business.

     2.   Background

     Since the beginning of the Commission's administration of the 1935 Act, the
Section 3(a)(1) exemption has been concerned only with utility operations and not with the nonutility businesses in a holding company group of companies./8 In an early case involving a Michigan copper mining and refining company that owned an interest in a Michigan public utility, but also had significant interstate sales of copper produced at its smelter, the Commission stated that it had "indicated in numerous cases that it does not deem that interstate activities in such non-

--------------
8 See, Monarch Mills, 1936 SEC Lexis 1710; International Pulp Co., 1936 SEC Lexis 1736; Millville Manufacturing Co., 1936 SEC Lexis 1742; Southeastern Indiana Corp., 1937 SEC Lexis 1324; Texas Utilities Co., 1950 SEC Lexis 807.

public utility phases of its business should prevent the applicant from obtaining the exemption under Section 3(a)(1) to which it would otherwise be entitled."/9

     Consequently, a holding company's nonutility subsidiaries may be organized anywhere and both the holding company and its nonutility subsidiaries may engage in nonutility activities anywhere. See generally, Wisconsin Electric Power Co., 28 S.E.C. 906 (1948). See also NIPSCO Industries, Inc. Holding Co. Act Release No. 26975 (Feb. 10, 1999) ("NIPSCO Industries"). The Commission has stated that the phrases "predominantly intrastate in character" and "carry on their business substantially in a single state" relate to the business or management of electric utilities, as such. The Commission has also held that this standard must be met individually (not merely on a system basis) by the holding company and each utility subsidiary. Texas Utilities Co., 1950 SEC Lexis 807 (citations omitted).

     The Commission also has held that Section 3(a)(1) does not provide any guidelines for a determination that a company is "predominantly intrastate in character" and operates "substantially in a single state." To determine whether the predominantly/substantially requirement is met, the Commission usually evaluates a variety of quantifiable factors to compare a company's out-of-state presence with its in-state presence. See NIPSCO Industries. The Commission has not recognized any bright-line test as to the amount or percentage of out-of-state business permitted. Id. In NIPSCO Industries, the Commission noted that it had found the predominantly/substantially requirement to be satisfied in cases where:

          (1) two of 28 counties served and approximately 4% of an electric utility system's 69 KV transmission lines were located, and less than 2% of its energy sales took place, out of state, N.W. Electric Power Cooperative, Inc., Holding Co. Act Release No. 24497 (Nov. 10, 1987);
          (2) less than 3% of a system's service population, number of customers, generating capacity, sales, book value of net plant, and operating income were attributable to out-of state activities, Wisconsin Energy Corp., Holding Co. Act Release No. 24267; (3) 3.3% of a subsidiary's gross operating revenues were derived from out-of state operations, Penn Fuel Gas, Inc., Holding Co. Act Release No. 26050 (May 9, 1994); and (4) a utility's out-of-state operations accounted for 6.8% of an applicant's consolidated operating revenues, KU Energy Corp., Holding Co. Act Release No 25409 (Nov. 13, 1991).

     The Commission also has expressed its opinion that the requirements of section 3(a)(1) would be satisfied where the out-of-state utility operations of one electric utility company represented approximately 9.9% of that company's utility revenues. See NIPSCO Industries citing Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988). The Court of Appeals for the Ninth Circuit, which affirmed the Sierra Pacific Resources order, declined to consider whether the holding company would be entitled to the exemption after the acquisition. Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1266 (9th Cir.
1990).

--------------
9 Copper Range Co., 1937 SEC Lexis 1585.

     3.   Portland General's Activity in the Wholesale Energy Markets

     Although Portland General buys and sells electricity in the wholesale electricity markets, and a significant portion of its sales are to non-Oregon customers, it is clear that on a net basis Portland General's activity in the wholesale energy market is as a purchaser of electricity to supply its retail load in Oregon. This is consistent with Portland General's intrastate operations and its obligation to serve the needs of its Oregon customers. The sales outside Oregon took place mostly at the Mid-Columbia trading hub in Washington, one of the central points in the Northwest where utilities buy and sell power. Portland General's activities at this hub were in furtherance of its core intrastate utility business and simply a consequence of the energy trading that all utilities now engage in as the competitive wholesale power markets have evolved.

     Interstate wholesale electric sales volume represented approximately 28% of Portland General's total MWh sales in 2001, 29% in 2000 and 18% in 1999. Interstate wholesale sales over the three-year period 1999-2001 averaged 25%. The evolution of wholesale electricity markets and the dynamics of that market over the last two years, in particular, have contributed substantially to the growth in Portland General's interstate sales during this period. Since Congress passed the Energy Policy Act of 1992 ("EPACT"),/10 the competitive electric supply wholesale market has developed rapidly. EPACT amended the Federal Power Act to permit any entity selling power at wholesale to request the FERC to order a transmission-owning utility to provide transmission services. EPACT also created the exemption under Section 32 of the 1935 Act for exempt wholesale generators ("EWGs"). The EWG exemption ensures that the 1935 Act's integration requirements will not thwart the development of independent power producers ("IPPs") participating in the wholesale market, an implicit acknowledgment that the economic operation of a utility system depends on contractual relationships as well as facilities ownership.

     The development of the wholesale market has been advanced by FERC's policy of permitting the sale of electric capacity and energy at market-based rates. This change in regulatory policy applies not only to IPPs, but to power marketers (many of which are affiliated with utilities) - a relatively new class of wholesale market participant that purchases and sells power produced by third parties, not from their own resources. This new policy also applies to utilities such as Portland General, that have increasingly focused on their own wholesale marketing efforts. It is now the rare utility that does not have either market-based rate authority or an active wholesale power marketing affiliate. Portland General has market based rate authority and conducts its power marketing activities directly from the utility.

     FERC Orders Nos. 888 and 889 further contributed to the development of wholesale markets./11 Order No. 888 requires transmission owners to (1) offer comparable open-access transmission service for wholesale transactions under a tariff of general applicability on file at

--------------
10 Pub. L. No. 102-486, 106 Stat. 2776 (1992).

11 Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Service by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, FERC Stats. & Regs., Regulations Preambles,P. 31,036 (1996) ("Order No. 888), order on rehearing, FERC Stats. & Regs., Regulations Preambles,P. 31,048 (1997) ("Order 888-A"), order on rehearing, 81 FERCP. 61,248 (1997) ("Order 888-B"), order on rehearing, 82 FERCP. 61,046 (1998) ("Order 888-C"). Open Access Same-Time Information System (formerly Real-Time Information Network) and Standards of Conduct, Order No. 889, [1991-1996 Transfer Binder] FERC Stats. & Regs., Regulations PreamblesP. 31,035 (1996), order on rehearing, Order No. 889-A, III FERC Stats. & Regs., Regulations PreamblesP. 61,253 (1997).

FERC and (2) take transmission service for their own wholesale sales under their open-access tariff. Order No. 889 requires public utilities to functionally separate their transmission and reliability functions from their wholesale power marketing functions. To this end, Order No. 889 required public utilities to develop and maintain an Open Access Same-Time Information System ("OASIS") to give transmission users the same access to transmission information that the wholesale merchant function of a utility enjoys. The FERC's current regional transmission organization ("RTO") initiative attempts to remove additional transmission-related problems with the development of the wholesale markets by requiring utilities to form and participate in RTOs.

     As a consequence of these policy initiatives, utilities, including Portland General, have increased their own in-house wholesale marketing efforts and the number of entities with whom they trade. Increased access to supplies, price information and transmission has facilitated arbitrage between markets, the practice of buying in one market and selling in another. Arbitrage increases energy sales volumes, narrows price spreads and helps to promote a more stable energy market. It would be contrary to the national policy of promoting the development of competitive wholesale power markets if the exemption under
Section 3(a)(1) of the Act is interpreted by the Commission in a manner that restricts utilities from participating in the wholesale energy markets. Since energy market trading may be conducted by non-utility energy marketers and traders as well as utilities, trading activity is not indicative of a utility's actual utility business within its service territory. Wholesale trading therefore, should be disregarded for purposes of evaluating whether a utility is predominantly and substantially intrastate in character under Section 3(a)(1).

     If the Commission nevertheless chooses to use wholesale sales information as part of the total mix of information relevant to the exemption determination, it is important to look at wholesale sales information over longer periods of time given the volatility in wholesale sales as compared to retail electricity sales. For example, in the last half of 2000 and the first half of 2001 both the cost and availability of power were adversely affected by a reduction in the availability of surplus generation and weather conditions in California and the Southwest that resulted in high demand. In addition, higher natural gas prices and poor Northwest hydro conditions (accentuated by fish protection spill requirements) further resulted in increased costs and reduced supply. Since mid-2001, however, additional generation from both new plants and from those returning to service, moderating weather conditions, additional natural gas supplies, federal price mitigation, and a reduction in demand from a slowing economy and conservation efforts have together resulted in significantly lower market prices for both electricity and natural gas. These events have affected the balance of supply and demand.

     The table below shows average sales information over the years 1999 - 2001. It shows that on average wholesale interstate sales have represented approximately 25% of sales on a MWh basis and 30% of sales on a operating revenues basis. The remaining 75% and 69%, respectively, are attributable to intrastate wholesale and retail sales. The table also shows that retail MWh sales have been remarkably steady over time and that they exceeded in all years wholesale sales. Retail sales are generally more indicative of the actual utility, as opposed to trading, business of Portland General. The combination of these factors demonstrates persuasively that Portland General is predominantly and substantially intrastate in character.

                                                        2001            2000             1999          Three Year
                                                                                                         Average

    Operating Revenues (Millions)

        Retail                                              1,090            1,058           1,004              1,051

        Wholesale (Intra- and Interstate)                   1,929            1,171             355              1,152

        Other                                                  28               24              19                 24
                                                   --------------- ---------------- --------------- ------------------

           Total Operating Revenues                         3,047            2,253           1,378              2,226
                                                   =============== ================ =============== ==================

            Wholesale Intrastate Only                         541              434             200                392

            Wholesale Interstate Only                       1,388              737             155                448
                                                              46%              33%             11%                30%
            Wholesale Interstate as % of Total
            Operating Revenues
                                                              54%              66%             87%               69%*
            Retail and Wholesale Intrastate as %
            of Total Operating Revenues


    Megawatt-Hours Sold (Thousands)

         Retail                                            19,040           19,872          19,259             19,390

         Wholesale (Intra- and Interstate)                 13,626           18,548          12,612             14,929
                                                   --------------- ---------------- --------------- ------------------

                  Total MWh Sold                           32,666           38,420          31,871             34,319
                                                   =============== ================ =============== ==================

            Wholesale Intrastate                            4,496            7,457           7,034              6,329

            Wholesale Interstate                            9,130            1,300           1,008              3,813
                                                              28%              29%             18%                25%
            Wholesale Interstate as % of Total
            MWh Sold
                                                              72%              71%             82%                75%
            Retail and Wholesale Intrastate as %
            of Total MWh Sold
         (*) Does not total 100% due to rounding and Other revenues.


     4. The Exemption Would Not be Detrimental to the Public Interest or the Interests of Investors or Consumers

     Notwithstanding an applicant's compliance with the language of the statute, the Commission has discretion to deny an exemption if it finds the exemption "detrimental to the public interest or the interest of investors or consumers," the so-called "protected interests" under the Act. Enron's request for an exemption will not be detrimental to the public interest or the interests of investors or consumers. As the Commission observed in Houston Natural Gas Corp./12:

          A holding company which is organized in the same state as its operating subsidiaries presents holding-company problems largely within the confines of a single state and is therefore the concern of, and can be effectively controlled by, that state. But the likelihood of effective state control does not exist where the holding company is organized in a state other than that in which its subsidiaries are organized. Experience has shown that where the principal interests and activities of a holding company are in states other than that of its organization, the latter state seldom has a sufficient interest in the activities of the holding company to assure adequate regulation of its activities. On the other hand, effective regulation of the activities of a foreign holding company by states in which the utility companies operate is virtually impossible because of the legal and practical difficulties in the way of regulation of a foreign company. It is plain, therefore, that Congress directed the exemption under Section 3(a)(1) solely to holding companies organized in the same state as its subsidiaries; it purposely withheld that exemption from holding companies which control operating utilities in states other than its domicile, such as applicant, in order to assure necessary regulation was not otherwise forthcoming. (Citations omitted.)

     Enron is a holding company over an intrastate utility. The intrastate size and scope of Portland General's utility operations reflect decades of effective regulation. The OPUC has the ability to protect utility customers of Portland General against any detriment that might be associated with Enron's interest in Portland General through its ability to regulate (a) Portland General's retail rates and conditions of service, (b) the issuance of securities by Portland General, and (c) the system of accounts to be kept by Oregon utilities. The OPUC's restriction on the payment of dividends by Portland General to Enron unless a minimum 48% of total capitalization is maintained as common stock equity is an example of the effective state regulation to which Portland General is subject.

     On May 17, 2002, Enron and NW Natural executed an agreement to mutually terminate the stock purchase agreement for Portland General. The termination is subject to the approval of the Bankruptcy Court and the consent of Enron's debtor-in-possession lenders. Following the announcement of the agreement to terminate the stock purchase agreement, credit rating agencies reviewed their ratings of Portland General. Moody's Investors Service ("Moody's") lowered its ratings and retained Portland General "on review for possible downgrade". Fitch Ratings ("Fitch") also lowered its ratings and retained Portland General on "Rating Watch Negative". Standard & Poor's ("S&P") reaffirmed Portland General's ratings and maintained its negative CreditWatch listing.

     Portland General's new credit ratings are summarized in the table below:

--------------
12 Houston Natural Gas Corp., 1938 SEC Lexis 1317, petition to review dismissed, 100 F.2d 5 (4th Cir. 1938).


-------------------------- ------------------------------- ------------------------------------ ----------------------
                           Moody's                         S&P                                  Fitch
-------------------------- ------------------------------- ------------------------------------ ----------------------
First mortgage bonds       Baa2                            BBB+                                 BBB
-------------------------- ------------------------------- ------------------------------------ ----------------------
Senior unsecured debt      Baa3                            BBB                                  BBB-
-------------------------- ------------------------------- ------------------------------------ ----------------------
Preferred stock            Ba2                             BBB-                                 BB
-------------------------- ------------------------------- ------------------------------------ ----------------------
Commercial paper           P-3                             A-2                                  F3
-------------------------- ------------------------------- ------------------------------------ ----------------------
Status:                    On review for possible          CreditWatch with Negative            Rating Watch Negative
                           downgrade                       Implications
-------------------------- ------------------------------- ------------------------------------ ----------------------


     Portland General's secured and senior unsecured debt ratings remain investment grade./13 However, Portland General's ability to access the commercial paper market may be adversely affected as a result of the ratings reduction for commercial paper by Moody's and Fitch. Portland General continues to have the ability to use its revolving lines of credit.

     Should the rating agencies reduce the credit rating on Portland General's unsecured debt to below investment grade, Portland General could be subject to requests by certain of its wholesale counterparties to post additional performance assurance collateral. Based on Portland General's non-trading and trading portfolio, estimates of current energy prices as of May 10, 2002, and the current level of collateral outstanding, the approximate amount of additional collateral that could be requested upon such a downgrade event is $175 million. This amount decreases to approximately $20 million by year-end 2002 as current higher-priced energy contracts continue to settle. In addition to collateral calls, such a credit ratings reduction would likely have an adverse effect on Portland General's ability to issue long-term debt and commercial paper, increasing the cost of funding its day-to-day working capital requirements.

     Portland General's current investment grade credit ratings and the effectiveness of OPUC regulation demonstrate that the holding company structure will not be used to evade state and local regulation and that regulation under the Act is not needed to supplement state regulation in order to prevent detriment to the interests protected by the Act. See, e.g., Northern States Power

--------------
13 Investment grade long-term debt is denoted by the S&P ratings of AAA, AA, A and BBB. The ratings may be modified by a plus (+) or minus (-) to show relative standing within the rating categories. Moody's ratings of Aaa, Aa, A and Baa denote investment grade long-term debt. Moody's applies numerical clarifiers (1, 2 and 3) to denote relative ranking within a generic rating category. S&P's short-term debt ratings range from A-1 for the highest quality obligations to D for the lowest. Categories A-1 to A-3 are investment grade. The A-1 rating may also be modified by a plus sign to distinguish the strongest credits in that category. Moody's short-term issuer ratings are Prime-1, Prime-2 and Prime-3, all of which are investment grade. Fitch's ratings of AAA - BBB (short-term, F1-F3) are denoted investment grade categories. A plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories.

Co., 36 S.E.C. 1 at 10-11 (1954) (finding that granting an exemption would not create a "regulatory gap" that would be detrimental to the public interest or the interests of investors or consumers).

     In addition, outside of the State of Oregon, Enron is primarily engaged in non-utility businesses and is "a US holding company that is essentially engaged in utility businesses that Congress has determined should not be subject to regulation under the Act." See AES Corporation, Holding Co. Act Release No. 27063 (Aug. 20, 1999). The vast majority of Enron's out-of-state activities are businesses that Congress has determined should not be subject to regulation under the Act, such as gas transportation (which is not included in the definition of a gas utility company), and the ownership and development of independent power projects (which are exempt as "QFs" under the Public Utility Regulatory Policies Act of 1978 ("PURPA")14 or as "exempt wholesale generators" or "foreign utility companies" under Sections 32 and 33 of the Act). Granting Enron's request for an exemption, therefore, will not be detrimental to the public interest or the interests of investors or consumers.

                                    * * * * *


--------------
14 In June 2001, Enron acquired a 40% equity ownership interest in Sithe/Independence Power Partners, L.P. ("Independence"), which owns a natural gas-fired cogeneration facility located in Oswego County, New York (the "Facility"). Exelon Corp., a public utility holding company, also has a 29.9% indirect equity ownership in Independence. The Facility is a QF under PURPA because no more than 50% of the equity interest in the Facility is owned by an electric utility or utilities, an electric utility holding company, or any combination thereof. See 18 CFR Section 292.206. Enron's interest in Independence was acquired in reliance on a good faith exemption obtained in connection with the filing of its April 2000 Application and the FERC's PURPA regulations that provide that if a person is exempt by rule or order adopted or issued under Section 3(a)(3) or 3(a)(5) of the 1935 Act, such person will not be considered as being primarily engaged in the generation or sale of electric power for purposes of the QF ownership restrictions under 18 CFR Section
292.206. See 18 CFR Section 292.206(c)(1).

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment to its Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                   ENRON CORP.


                                   By: /s/ Raymond M. Bowen, Jr.
                                       ____________________________
                                   Name:    Raymond M. Bowen, Jr.
                                   Title:   Executive Vice President and Chief
                                   Financial Officer, Enron Corp.


Date:  May 31, 2002